                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                           Rock Financial Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)

                    Common Shares, par value $0.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  772150 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  May 1, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 722150 10 8                 13G                 PAGE 2 OF  9 PAGES
                                                              --    --
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
        Daniel B. Gilbert
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization
        United States of America
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power
      Shares                       10,138,399
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power
                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each                        7,143,000
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                    0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person
        10,138,399
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)
        74.6%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

CUSIP NO. 772150 10 8                 13G                 PAGE 3  OF  9 PAGES
                                                              --     --
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
        Gary L. Gilbert
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization
        United States of America
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power
      Shares                       0
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power
                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each                        2,097,298
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                    0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person
        2,097,298
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)
        15.4%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

CUSIP NO. 772150 10 8                 13G                 PAGE 4 OF  9 PAGES
                                                              --    --
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
        Lindsay E. Gross, Trustee of the Lindsay Gross Revocable Living Trust, dated 8/24/93, as amended 12/5/95
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization
        Trust governed by Michigan Law
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power
      Shares                       0
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power
                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each                        877,601
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                    0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person
        877,601
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)
        6.5%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)
        OO
--------------------------------------------------------------------------------

CUSIP No. 772150 10 8

ITEM 1.

         (a)        Name of Issuer:

                           Rock Financial Corporation.

         (b)        Address of Issuer's Principal Executive Offices:

                           30600 Telegraph Road, 4th Floor
                           Bingham Farms, Michigan  48025

ITEM 2.

         (a)        Name of Person Filing:

                           Daniel B. Gilbert
                           Gary L. Gilbert
                           Lindsay  Gross, Trustee of the Lindsay Gross
                                    Revocable Living Trust, dated 8/24/93, as amended 12/5/95 (the "Trust")

         (b)        Address of Principal Business Office or, if none, Residence:

                           All
                           30600 Telegraph Road, 4th Floor
                           Bingham Farms, Michigan  48025


         (c)         Citizenship:

                           All except the Trust
                           United States of America

                           The Trust
                           Governed by Michigan law

         (d)         Title of Class of Securities:

                           Common Shares, par value $0.01 per share

         (e)         CUSIP Number:

                           772150 10 8

                               Page 5 of  9 pages

CUSIP NO. 772150 10 8



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE FILING PERSON IS A:

                           Not Applicable

ITEM 4.           OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


         (a)      Amount beneficially owned:

                           Daniel B. Gilbert:                                 10,138,399*
                           Gary L. Gilbert                                     2,097,298*
                           The Trust                                             877,601*

         (b)      Percent of class:

                           Daniel B. Gilbert                                       74.6%*
                           Gary L. Gilbert                                         15.4%*
                           The Trust                                                6.5%*

         (c)      Number of Shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:

                           Daniel B. Gilbert:                                 10,138,399*
                           Gary L. Gilbert                                             0*
                           The Trust                                                   0*

                  (ii)     Shared power to vote or direct the vote:

                           Daniel B. Gilbert:                                          0*
                           Gary L. Gilbert                                             0*
                           The Trust                                                   0*

                  (iii)    Sole power to dispose or to direct the disposition of:

                           Daniel B. Gilbert:                                  7,143,000*
                           Gary L. Gilbert                                     2,097,298*
                           The Trust                                             877,601*

                               Page 6 of  9 pages

CUSIP No. 772150 10 8


                  (iv)     Shared power to dispose or to direct the disposition of:

                           Daniel B. Gilbert:                                          0*
                           Gary L. Gilbert                                             0*
                           The Trust                                                   0*

*Pursuant to a Shareholders Agreement, dated as of May 6, 1998, among Rock Financial Corporation, Daniel B. Gilbert, Gary L. Gilbert, Lindsay Gross, Steven
M. Stone, Ross Niskar and Adam Schoener, each of the shareholder parties to the agreement (other than Daniel Gilbert) has given Daniel Gilbert all voting power over all shares currently owned or later acquired by them until May 6, 2008. The Shareholders Agreement, does not restrict transfer of these shares and the shares will not be subject to the Shareholders Agreement if they are transferred to a third party in a public offering or pursuant to Rule 144 under the Securities Act of 1933. As of December 31, 1998, the following persons beneficially owned the following shares:




      Name                                                    Shares
      ----                                                    ------
      Daniel B. Gilbert                                    7,143,000
      Gary L. Gilbert                                      2,097,298
      Steven M. Stone                                      1,097,954 **
      The Trust                                              877,601
      Ross Niskar                                            291,615 **
      Adam Schoener                                          291,615 **


**1,079,454, 290,615 and 290,615 of the shares shown as beneficially owned by Steven M. Stone, Ross Niskar and Adam Schoener, respectively, are shares that they may acquire within 60 days of December 31, 1998 upon exercise of options granted to them by Rock Financial Corporation. If and when such options are exercised, the shares received will be subject to the voting agreement, unless they are sold to a third party in a public offering or pursuant to Rule 144. Daniel Gilbert does not control the exercise of these options or the disposition of the underlying shares.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                           Not applicable.



                               Page 7 of  9 pages

CUSIP No. 772150 10 8



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

                    Not applicable.

ITEM 10.   CERTIFICATION.

                    Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1999         /s/ Daniel B. Gilbert
                                  ----------------------------------------------
                                  Daniel B. Gilbert


Dated:  February 12, 1999         /s/ Gary L. Gilbert
                                  ----------------------------------------------
                                  Gary L. Gilbert


Dated:  February 12, 1999         LINDSAY  GROSS  REVOCABLE  LIVING  TRUST,
                                  DATED 8/24/93, AS AMENDED 12/5/95


                                  By:  /s/ Lindsay Gross
                                       -----------------------------------------
                                           Lindsay Gross

                                           Its:  Trustee
                                                 -------------------------------



                               Page 8 of  9 pages

CUSIP No. 772150 10 8



                                    Exhibit 1

                            JOINT STATEMENT AGREEMENT

         The undersigned hereby agree that the Schedule 13G filed by them with respect to their beneficial ownership of Rock Financial Corporation Common Shares as of December 31, 1998 shall be filed on behalf of each of them.


Dated:  February 12, 1999                    /s/ Daniel B. Gilbert
                                             -----------------------------------
                                                  Daniel B. Gilbert


Dated:  February 12, 1999                    /s/ Gary L. Gilbert
                                             -----------------------------------
                                             Gary L. Gilbert


Dated:  February 12, 1999                    LINDSAY GROSS REVOCABLE LIVING
                                             TRUST, DATED 8/24/93, AS AMENDED
                                             12/5/95


                                             By:  /s/ Lindsay Gross
                                                  ------------------------------
                                                      Lindsay Gross

                                                      Its:  Trustee
                                                            --------------------

                               Page 9 of 9 pages